FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date:  March 15, 2005

TALISMAN ENERGY INC.

Commission File No. 1-6665

[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,

 Calgary, Alberta, Canada, T2P 5C5

[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[√ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                 .

This Report on Form 6-K incorporates by reference the exhibit attached hereto which was filed by Talisman Energy Inc. with the Canadian Securities Commissions (the “Commissions”) on the date specified in the exhibit list.

Exhibit

Title

1	Cover Letter for filing of Material Contracts affecting the rights of security holders of Talisman Energy Inc. (the “Company”) dated March 14, 2005;
2	Articles of Amalgamation of the Company dated May 18, 2004;
3	By-Laws of the Company dated May 6, 2003;
4	Shareholder Rights Plan of the Company dated May 1, 2002;
5	Trust Indenture between the Company and Computershare Trust Company of Canada ("Computershare") formerly Montreal Trust Company of Canada ("Montreal Trust") dated November 24, 1997;
5(a)	Supplement dated April 6, 2000 to Trust Indenture dated November 24, 1997;
5(b)	Supplement dated January 23, 2002 to Trust Indenture dated November 24, 1997;
5(c)	Supplemented dated March 7, 2002 to Trust Indenture dated November 24, 1997;
6	Trust Indenture between the Company and Computershare (formerly Montreal Trust) dated May 9, 1995;
6(a)	Supplement dated June 14, 1995 to Trust Indenture dated May 9, 1995;
6(b)	Supplement dated January 23, 2002 to Trust Indenture dated May 9, 1995;
7	Trust Indenture between the Company and Computershare (formerly Montreal Trust) dated September 26, 1997;
7(a)	Supplement dated October 21, 1997 to Trust Indenture dated September 26, 1997;
7(b)	Supplement dated January 23, 2002 to Trust Indenture dated September 26, 1997;
8	Trust Deed between the Company and JP Morgan Chase Bank, London Branch dated April 5, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.

[Registrant]

Date:  March 15, 2005

By:     CHRISTINE D. LEE

Christine D. Lee

Assistant Corporate Secretary